                                                                  EXHIBIT (a)(3)

[COMPTEK LOGO]

July 6, 2000

Dear Shareholders:

     On behalf of the Board of Directors of Comptek Research, Inc. ("Comptek"), I am pleased to inform you that on June 12, 2000, Comptek entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of Comptek by Northrop Grumman Corporation ("Northrop Grumman").

     As required by the Merger Agreement, Northrop Grumman, through a wholly owned subsidiary Yavapai Acquisition Corp. ("Acquisition Sub"), has commenced an offer (the "Offer") to exchange a number of shares of common stock, par value $1.00 per share, of Northrop Grumman (the "Northrop Grumman Common Stock") for each outstanding share of common stock, par value $0.02 per share, of Comptek (the "Shares") equal to the quotient obtained by dividing $20.75 by the Final Average Closing Price (as defined below) (the "Exchange Ratio"), subject to adjustment as set forth below. For purposes of the Offer, "Final Average Closing Price" means the average of the per share closing sales price of Northrop Grumman Common Stock, rounded to four decimal places, as reported under "NYSE Composite Reports" in The Wall Street Journal for each of the 20 New York Stock Exchange trading days in the period ending two business days prior to the effective date of the registration statement filed by Northrop Grumman on Form S-4 to register the offer and sale of Northrop Grumman Common Stock pursuant to the Offer (such registration statement, as amended from time to time, is referred to herein as the "Registration Statement"). If the Final Average Closing Price of Northrop Grumman Common Stock is (i) equal to or less than $74.00, then the Exchange Ratio shall be 0.2804, or (ii) equal to or greater than $84.00, then the Exchange Ratio shall be 0.2470; provided, however, that if the Final Average Closing Price is less than $74.00 on the day Northrop Grumman makes a request to the United States Securities and Exchange Commission that the Registration Statement be declared effective, Comptek shall have the right to terminate the Merger Agreement if Comptek gives written notice to Northrop and Acquisition Sub within one business day of the date of such request prior to the Registration Statement being declared effective; provided, further, however, that such termination shall not be effective if Northrop Grumman, in the exercise of its sole discretion, elects, by written notice to Comptek within one business day to issue additional shares of Northrop Grumman Common Stock sufficient to equal the value to be received if the Final Average Closing Price had been $74.00. Consummation of the Offer is subject to, among other things, at least 66.67% of the Shares, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer.

     Pursuant to the Merger Agreement, following the completion of the Offer and the satisfaction or waiver of certain other conditions, Acquisition Sub will be merged with and into Comptek (the "Merger"), with Comptek being the surviving corporation as a wholly owned subsidiary of Northrop Grumman. In the Merger, each issued and outstanding Share (excluding

(i) those held in the treasury of Comptek, (ii) those owned by any wholly owned subsidiary of Comptek and (iii) those as to which appraisal rights, if any, have been exercised) and all rights in respect thereof, will be converted into the right to receive such number of fully paid and nonassessable shares of Northrop Grumman Common Stock equal to the Exchange Ratio.

     YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTEREST OF COMPTEK'S SHAREHOLDERS, AND RECOMMENDS THAT COMPTEK'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors as described in the enclosed Solicitation or Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").

     Accompanying this letter and Schedule 14D-9 are (i) an Information Statement, which is attached as Schedule I to the Schedule 14D-9, (ii) the opinion dated June 12, 2000 of CIBC World Markets Corp., Comptek's financial advisor, as to the fairness, from a financial point of view, and as of the date of the opinion, of the Exchange Ratio to the holders of Shares (other than Northrop Grumman and its affiliates), which is attached as Schedule III to the
Schedule 14D-9, and (iii) Northrop Grumman's Prospectus, dated July 6, 2000
(the "Prospectus"), together with related materials, including the Letter of Transmittal to be used for tendering Shares. These documents set forth the terms and conditions of the Offer and describe the reasons for the recommendation of the Board of Directors and certain other factors that shareholders should consider. We urge you to read the enclosed materials carefully in their entirety.

     If you need assistance with the tendering of your Shares, please contact the information agent for the Offer, Georgeson Shareholder Communications Inc., at its address or telephone number appearing on the back cover of the Prospectus.

     On behalf of the Board of Directors and management of Comptek, we thank you for your support.

                                Very truly yours,

                                /s/ John J. Sciuto

                                John J. Sciuto
                                Chairman Of The
                                Board Of Directors